

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Via E-mail
Mr. Scott C. Mahan
Vice President, Finance & Operations and
Chief Financial Officer
BSQUARE Corporation
110 110th Avenue NE, Suite 200
Bellevue, WA 98004

> **Re: BSQUARE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **File No. 27687**

Dear Mr. Mahan:

       We have reviewed your letter dated January 19, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2010.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Holders, page 30

1.   We note your response to comment 2 of our letter dated December 23, 2010. Please provide us in your next response letter with the disclosure required by Item 201(b)(1) of Regulation S-K regarding the number of holders of record.

Item 11. Executive Compensation

Executive Officer Compensation

Determination of Compensation

Company and individual-specific factors, page 13

2.   With respect to your response to comment 10 of our letter dated December 23, 2010, please note that Item 402(o) of Regulation S-K requires a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. Therefore, going forward, we believe that disclosure of your performance objectives and actual results and disclosure of individual performance objectives and actual results is necessary to provide an understanding of your executive compensation plans and the basis of awards thereunder. Please include this disclosure in future filings.

3.   Additionally, you note that Instruction 4 to Item 402(b) describes the standard under which registrants may omit disclosure of target levels with respect to specific quantitative or qualitative performance-related factors where the disclosure would cause competitive harm to the registrant. As you state that you believe that disclosure of this information would result in substantial economic harm to your competitive position such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. Please explain to us why you believe this disclosure poses a reasonable threat of competitive harm to you. For example, please explain how disclosure of the targets for the completed period could be used by a competitor to obtain insight into your business strategies or activities in future periods in a manner that could cause you competitive harm. For additional guidance, please refer to refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Mark Shuman, Branch Chief-Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief